UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-31583

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nam Tai Property Inc.

Full Name of Registrant

N/A

Former Name if Applicable

No. 2 Namtai Road, Gushu Community, Xixiang Township

Address of Principal Executive Office (Street and Number)

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR,  or the transition report or portion thereof, could not be filed within the prescribed time period.

Nam Tai Property Inc., a corporation registered in the British Virgin Islands (the “Company”), has determined that it is unable to file its Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”) within the prescribed time period. As previously disclosed in the Company’s filings with the SEC, in 2023 the management team of the Company obtained access to the corporate seals (more commonly known as chops) and business licenses for all of its on-shore subsidiaries (the “on-shore subsidiaries”) in the People’s Republic of China. However, the Company has not yet completed the registration of its Chief Executive Officer, Yu Chunhua (“Mr. Yu”), as the legal representative (the “Legal Representative”) for all of its on-shore subsidiaries with the relevant Administrations for Market Regulation. The registration of Mr. Yu as the Legal Representative is important to obtain access to all assets of the Company’s on-shore subsidiaries, including the bank accounts, books and records, and other resources of the on-shore subsidiaries (such assets of the on-shore subsidiaries being referred to herein as the “on-shore assets”). As such, the Company does not yet have access to the on-shore assets of all of its on-shore subsidiaries necessary to complete all of the relevant disclosure and the financial statements to be included in the Annual Report and is unable to timely file the Annual Report.

Further, the management team of the Company is in the process of reviewing all books and records obtained to date. The Company is in the process of engaging an independent registered public accounting firm to conduct its audit for the year ended December 31, 2023 and the timing of such engagement is uncertain. The financial statements, and the related audit, cannot be completed while the Company lacks access to all of the on-shore assets. Until such time that the Company is able to confirm control over, and conduct a review of, all on-shore assets, it will be unable to file an Annual Report.

The Company intends to file the Annual Report as soon as practicable after the completion of the Company’s financial statements, including the related audit, and once it has reviewed all on-shore assets and all books and records of on-shore subsidiaries such that all portions of the Annual Report may be completed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Yu Chunhua	+86-135	2014 0965
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 20-F for the year ended December 31, 2022

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to estimate whether there are any significant changes in results of operations from the corresponding period for the last fiscal year, and if there are, whether such changes will be reflected by the earnings statements to be included in the Annual Report once filed. As stated above, representatives of the Company do not have access to all on-shore assets or books and records of the Company, which are necessary to complete the Company’s financial statements for the years ended December 31, 2023 and December 31, 2022. For additional information, please see the Company’s response to Part III.

Nam Tai Property Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 1, 2024	NAM TAI PROPERTY INC.

	By:	/s/ Yu Chunhua
	Name:	Yu Chunhua
	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).